SOUND SHORE MANAGEMENT, INC.

8 SOUND SHORE DRIVE, SUITE 180

GREENWICH, CONNECTICUT 06830

(203) 629-1980 FAX: (203) 629-3680

August 30, 2012

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Sound Shore Fund, Inc. (the “Fund”) (SEC File Nos. 002-96141 and 811-04244)

Dear Ms. DiAngelo:

In connection with a response being made on behalf of the Fund to comments you provided, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and the accuracy of the disclosure contained in the filings;

•

comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•	the Fund may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Thank you for your attention to the foregoing.

Respectfully,

/s/ LOWELL E. HAIMS
Lowell E. Haims Secretary, Sound Shore Fund, Inc.

Chief Administrative Officer Sound Shore Management, Inc. (203) 629-1980